HENLYS
Group plc

1 Imperial Place
Elstree Way
Borehamwood
Hertfordshire WD6 1JJ
Telephone: 020 8953 9953
Fax: 020 8207 2477

04 MAR 15 AM 7:21

Our Ref: PD/sl/L5412

10 March, 2004.

04010556

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Judiciary Plaza, 450 Fifth Street NW,
Washington DC 20549,
United States of America.

SUPPL

BY DHL.

Ladies and Gentlemen,

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

Re: Henlys Group plc (File No.82-5051)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

On behalf of Henlys Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(1) (iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:

1. Holding in Company. Announcement dated 12 February, 2004.

2. Trading Update. Announcement dated 9 March, 2004.

3. Holding in Company. Announcement dated 9 March, 2004.

Very truly yours,

P. Dawes.
Group Company Secretary

dlw 3/15

Encl.

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04 MAR 15 AM 7:21

Company	Henlys Group PLC
TIDM	HNL
Headline	Holding(s) in Company
Released	10:07 9 Mar 2004
Number	2999W

HENLYS
Group plc

RNS Number:2999W
Henlys Group PLC
09 March 2004

Holding in Company.

Henlys Group plc has today been advised by J P Morgan Securities Ltd on behalf of J P Morgan Chase & Co. and its subsidiaries that following the purchase of 160,106 (0.21%) ordinary shares of 25 pence each in the Company, J P Morgan Chase & Co. now has an aggregate interest in 7,712,480 (10.13%) shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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HENLYS **Press Release**

/

Date: 9 March 2004
Contact: Allan Welsh - Chief Executive
Bill Gillespie - Finance Director
Henlys Group plc
Telephone: 020 8953 9953

Henlys Group plc – Trading Update

Henlys Group plc announces that the Loss Before Tax for the year to 30 September 2004 is now expected to be around £11 million higher than previously anticipated. This consists of two elements:

i) £22 million lower Profit Before Tax arising mainly in Blue Bird from lower sales growth, particularly for coaches and commercial buses, and a reduced rate of operating performance improvement. This also takes account of the reduction in the 2003 results of TransBus referred to in The Mayflower Corporation's trading update of 19 February 2004.

ii) An increase of approximately £11 million in Profit Before Tax arising from the settlement of a claim for recovery of overpaid VAT. The Group expects to receive payment of the £11 million, including interest on the accepted claim, over the next few weeks. This payment will be treated partly as exceptional income and partly as a credit to the Group's interest expense, both in 2004. The claim relates to VAT overpaid in the period 1973 to 1997 by Henlys Ltd., the UK car distribution company which was the main business of Henlys Group at that time.

Despite lower expectations for the current year, there has been encouraging improvement in Blue Bird's operational control. Good progress has been made in resolving the manufacturing and quality problems at the North Georgia plant and the new school bus production line at Fort Valley started up on time and with high quality output. Tighter operational discipline and cash focus across all sites has reduced inventory levels by over $35 million compared with 12 months ago.

The Group is continuing discussions with its lenders regarding the reduced expectations for 2004.

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HENLYS
Group plc

Company	Henlys Group PLC
TIDM	HNL
Headline	Holding(s) in Company
Released	14:55 12 Feb 2004
Number	3466V

RNS Number:3466V
Henlys Group PLC
12 February 2004

Holding in Company.

Henlys Group plc has today been advised by J P Morgan Securities Ltd on behalf of J P Morgan Chase & Co. and its subsidiaries that following the sale of 872,000 (1.15%) ordinary shares of 25 pence each in the Company, J P Morgan Chase & Co. now has an aggregate interest in 7,504,029 (9.85%) shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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